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                                             OMB APPROVAL
                                        OMB NUMBER: 3235-0515
                                       EXPIRES: APRIL 30, 2005
                                       ESTIMATED AVERAGE BURDEN
                                       HOURS PER RESPONSE: 43.5

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                 SCHEDULE TO/A
                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         ------------------------------

                               (AMENDMENT NO. 6)

                             TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))

                       SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                            WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   876664103
                     (CUSIP Number of Class of Securities)

                  James M. Barkley, Esq.                                       Peter R. Schwartz, Esq.
                Simon Property Group, Inc.                                     Westfield America, Inc.
                   National City Center                                       11601 Wilshire Boulevard
                115 West Washington Street                                           12th floor
                       Suite 15 East                                            Los Angeles, CA 90025
                  Indianapolis, IN 46024                                      Telephone: (310) 445-2427
                Telephone: (317) 636-1600

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                         ------------------------------

                                   Copies to:

                  Steven A. Seidman, Esq.                                      Scott V. Simpson, Esq.
                 Robert B. Stebbins, Esq.                             Skadden, Arps, Slate, Meagher & Flom, LLP
                 Willkie Farr & Gallagher                                         One Canada Square
                    787 Seventh Avenue                                              Canary Wharf
                 New York, New York 10019                                     London, E14 5DS, England
                Telephone: (212) 728-8000                                    Telephone: (44)20 7519 7000

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                       $1,243,725,540                                                 $248,745.11

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $248,745.11                               Filing Party:  Simon Property Group, Inc.; Simon
                                                                                    Property Acquisitions, Inc.; Westfield
Form or Registration No.:  Schedule TO (File No. 005-42862),                        America, Inc.
                           Amendment No. 1 and Amendment No. 5 to
                           the Schedule TO
                                                                     Date Filed:    December 5, 2002, December 16, 2002
                                                                                    and January 15, 2003

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates.

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  SCHEDULE TO

    This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment
No. 1 thereto filed with the Commission on December 16, 2002, by Amendment
No. 2 thereto filed with the Commission on December 27, 2002, by Amendment
No. 3 thereto filed with the Commission on December 30, 2002, by Amendment
No. 4 thereto filed with the Commission on December 31, 2002 and by Amendment No. 5 thereto filed with the Commission on January 15, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 6 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc.

    Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

    The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12.   EXHIBITS.

(a)(1)(I)  Supplement to the Offer to Purchase, dated January 15, 2003.

(a)(1)(J)  Revised Letter of Transmittal.

(a)(1)(K)  Revised Notice of Guaranteed Delivery.

(a)(1)(L)  Revised Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and other Nominees.

(a)(1)(M)  Form of Revised Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and other
           Nominees.

(a)(5)(I)  Letter to Shareholders of Taubman Centers, Inc., dated
           January 15, 2003.

(a)(5)(J)  Offer Agreement, dated January 15, 2003, between Simon
           Property Group, Inc., Simon Property Acquisitions, Inc. and
           Westfield America, Inc.

(a)(5)(K)  Commitment Letter, dated January 15, 2003, between Westfield
           America Limited Partnership, UBS AG, Stamford Branch and
           Deutsche Bank AG, Cayman Islands Branch.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 15, 2003 that the information set forth in this statement is true, complete and correct.

                                               SIMON PROPERTY GROUP, INC.

                                               By:  /s/ JAMES M. BARKLEY
                                                    ------------------------------------------------
                                                    Name: James M. Barkley
                                                    Title: Secretary and General Counsel

                                               SIMON PROPERTY ACQUISITIONS, INC.

                                               By:  /s/ JAMES M. BARKLEY
                                                    ------------------------------------------------
                                                    Name: James M. Barkley
                                                    Title: Secretary and Treasurer

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of January 15, 2003 that the information set forth in this statement is true, complete and correct.

                                               WESTFIELD AMERICA, INC.

                                               By:  /s/ PETER R. SCHWARTZ
                                                    ------------------------------------------------
                                                    Name: Peter R. Schwartz
                                                    Title: Senior Executive Vice President

                                 EXHIBIT INDEX

  EXHIBIT NO.           DESCRIPTION
      ---------         ------------------------------------------------------------

 (a)(1)(I)              Supplement to the Offer to Purchase, dated January 15, 2003.

 (a)(1)(J)              Revised Letter of Transmittal.

 (a)(1)(K)              Revised Notice of Guaranteed Delivery.

 (a)(1)(L)              Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees.

 (a)(1)(M)              Form of Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and other
                        Nominees.

 (a)(5)(I)              Letter to Shareholders of Taubman Centers, Inc., dated
                        January 15, 2003.

 (a)(5)(J)              Offer Agreement, dated January 15, 2003, between Simon
                        Property Group, Inc., Simon Property Acquisitions, Inc. and
                        Westfield America, Inc.

 (a)(5)(K)              Commitment Letter, dated January 15, 2003, between Westfield
                        America Limited Partnership, UBS AG, Stamford Branch and
                        Deutsche Bank AG, Cayman Islands Branch.